EXHIBIT 99.1

CANADIAN NATURAL RESOURCES LIMITED
ANNOUNCES NORMAL COURSE ISSUER BID
CALGARY, ALBERTA – APRIL 7, 2014 – FOR IMMEDIATE RELEASE

Canadian Natural Resources Limited ("Canadian Natural") announced today that Toronto Stock Exchange has accepted notice filed by Canadian Natural of its intention to make a Normal Course Issuer Bid through the facilities of Toronto Stock Exchange. Purchases may also be made through the facilities of the New York Stock Exchange.

The notice provides that Canadian Natural may, during the 12 month period commencing April 9, 2014 and ending April 8, 2015, purchase for cancellation on Toronto Stock Exchange, alternative Canadian markets, and the New York Stock Exchange up to 54,596,899 shares, being 5% of the 1,091,937,994 outstanding common shares as at March 31, 2014.  Canadian Natural will not acquire more than 25% of the average daily trading volume of its common shares during a trading day, being 627,729 common shares subject to certain prescribed exceptions. The price which Canadian Natural will pay for any such shares will be the market price at the time of acquisition.  The actual number of common shares that may be purchased and the timing of any such purchases will be determined by Canadian Natural.

While pursuing Canadian Natural's successful acquisition, exploration and development plans remain a priority to create value for Canadian Natural, cash flow in 2014 may also be used by Canadian Natural, depending upon future trading prices and other factors, to purchase its common shares, as it is believed to be a worthwhile investment, and in the best interests of Canadian Natural and its shareholders or to further strengthen its balance sheet.

Canadian Natural, pursuant to a Normal Course Issuer Bid that ends April 8, 2014, purchased for cancellation to March 31, 2014 at a weighted average price of C$32.28 per common share, 9,774,100 of its outstanding common shares. Since March 31, 2014, Canadian Natural purchased a further 120,000 common shares for a total of 9,894,100 common shares purchased at a total weighted average price of C$32.41 pursuant to the Normal Course Issuer Bid that ends April 8, 2014. Aggregate cost incurred to-date for the repurchase of shares under the current Normal Course Bid is $320.7 million.

Canadian Natural is a senior oil and natural gas production company, with continuing operations in its core areas located in Western Canada, the U.K. portion of the North Sea and Offshore Africa.

For further information, please contact:

CANADIAN NATURAL RESOURCES LIMITED
2500, 855 – 2nd Street S.W.
Calgary, Alberta
T2P 4J8

Telephone:	(403) 514-7777	STEVE W. LAUT President COREY B. BIEBER Chief Financial Officer & Senior Vice-President, Finance DOUGLAS A. PROLL Executive Vice-President
Facsimile:	(403) 514-7888
Email:	ir@cnrl.com
Website:	www.cnrl.com

Trading Symbol - CNQ Toronto Stock Exchange New York Stock Exchange

Certain information regarding the Company contained herein may constitute forward-looking statements under applicable securities laws.  Such statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking statements. Refer to our website for complete forward-looking statements www.cnrl.com